MFS® INVESTMENT MANAGEMENT
500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

           April 25, 2012

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 97 to Registration Statement on Form N-1A for Massachusetts Investors Trust (the "Fund") (File Nos. 2-11401 and 811-203)

Ladies and Gentlemen:

On behalf of the Fund, this letter sets forth our responses to your comments of April 13, 2012 on the above-mentioned Post-Effective Amendment to the Registration Statement ("PEA") filed with the Securities and Exchange Commission (the "SEC") on February 28, 2012.  The PEA was filed for the purpose of registering a new class of shares, Class R5, for the Fund.

General Comments

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced PEA.

Response:	As requested, in connection with the filing of the above-referenced PEA, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 25, 2012

The Registrant notes that, as indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

Statement of Additional Information Part II ("SAI") dated September 28, 2011

2.	Comment:
Under "Appendix E – Investment Restrictions," for fundamental investment restrictions where the Investment Company Act, as amended (the "1940 Act") and applicable law are referenced in the investment restriction, below the investment restriction please provide a brief summary of the 1940 Act requirements and what is permitted under the applicable law.

Response:
For fundamental restrictions that reference the 1940 Act and applicable law (e.g., the borrowing, underwriting, senior securities, and lending restrictions), the extent to which the Fund may do so under the 1940 Act and applicable law and the risks associated with those types of transactions are described in "Appendix D – Investment Strategies and Risks" of the SAI Part II.

3.	Comment:
Under "Appendix E – Investment Restrictions," certain fundamental investment restrictions state that a fund may not engage in certain practices except as may be permitted by an exemptive order granted under the 1940 Act.  Please describe any exemptive orders that the Fund has applied for and have been granted that permit transactions that would otherwise be prohibited by a fundamental investment restriction and state that there is no guarantee that an exemptive order will be granted.

Response:
To the extent that we are relying on an exemptive order to permit a transaction that would otherwise be prohibited by a fundamental investment limitation, we have included disclosure describing the exemptive order as required by such exemptive order (e.g., see "Interfund Borrowing and Lending Program" within "Appendix D – Investment Strategies and Risks" of the SAI Part II).  If we describe an exemptive order that has been filed but not yet granted, we will disclose that the description is based on the exemptive order filed.

4.	Comment:	Under Appendix E – "Investment Restrictions", with respect
to the fundamental investment restriction applicable to the MFS High Income Fund that the fund "may invest up to 40% of the value of its assets in each of the electric utility and telephone industries". Please confirm if the fund will or will not concentrate more than 25% of its total assets in the electric utility and telephone industries and if so, indicate the conditions under which it will concentrate.

Securities and Exchange Commission
April 25, 2012

Response:
The fund has adopted the following non-fundamental policy, as disclosed in Appendix E, that does not permit concentration in the electric utility or telephone industries: "The Fund will not: (2) purchase any securities of an issuer in a particular industry if as a result 25% or more of its total assets (taken at market value at the time of purchase) would be invested in securities of issuers whose principal business activities are in the same industry."

5.	Comment:
Under "Appendix E- Investment Restrictions" with respect to the sixth fundamental investment restriction (the "industry concentration limitation") for each fund, please add an interpretation to the effect that industrial revenue bonds (i.e., those bond that are issued by governments or municipalities to finance non-governmental projects) will be counted by a fund as an investment in the industry to which they are related and thus be subject to the industry concentration limitation for such fund.

Response:
We are unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that require this interpretation.  We are also unaware of any support for this interpretation in the historical views of the Staff with respect to industry concentration limits as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977).  We therefore respectfully decline to add this interpretation.

6.	Comment:
Under "Appendix E – Investment Restrictions", to the extent that a fund is invested in affiliated underlying funds, the SEC takes the position that the fund should look-through to the holdings of underlying funds and count investments by underlying fund to monitor its industry concentration policy.

Response:
We are not aware of any SEC requirement to look-through to affiliated underlying funds when monitoring the fund's industry concentration limit. Our fundamental concentration limit explicitly excludes investment companies.  To address this remote risk, the SAI includes the following disclosure:  "In accordance with the Fund’s investment program as set forth in its Prospectus, the Fund may invest more than 25% of its assets in any one underlying fund. Although the Fund does not have a policy to concentrate its investments in a particular industry, 25% or more of the Fund’s total assets may be indirectly exposed to a particular industry or group of related industries through its investment in one or more underlying funds."

Securities and Exchange Commission
April 25, 2012

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Assistant Secretary